Proskauer Rose (UK) LLP 110 Bishopsgate London EC2N 4AY

Peter Castellon
Member of the Firm
D: +44 (20) 7280-2091
F: +44 (20) 7280-2001
pcastellon@proskauer.com
www.proskauer.com

November 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:              Ms. Suzanne Hayes

Re:	TiGenix
Amendment No. 4 to Registration Statement on Form F-1
Filed July 13, 2016
File No. 333-208693

Dear Madam,

On behalf of TiGenix (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated July 18, 2016, relating to the above-referenced amendment to the registration statement of the Company on Form F-1 filed with the Commission on July 13, 2016.

The Company has publicly filed via EDGAR a further revised registration statement on Form F-1, which includes changes that reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised registration statement.

The responses provided herein are based upon information provided to Proskauer Rose (UK) LLP by the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

General

1.              Please revise your disclosures throughout your registration statement implying that EMA authorization is guaranteed. For example:

•                  Your reference to revenues “which will primarily consist of royalties from sales of Cx601 under our license agreement with Takeda, once the product comes to market …” on page 18; and

•                  Your statement on page 66 “Going forward, we expect to receive ongoing royalty payments from Takeda…”

Response to Comment 1:

The Company has amended the disclosure on Cx601 throughout the document to clarify that as of this time, Cx601 has not received marketing authorization from the EMA. In addition, the Company has added further disclosure regarding the EMA review process, its interaction with the EMA throughout the process so far and its expectations as to the timing and outcome of the review process. The Company has also revised its disclosure related to the expected launch of Cx601 and the expected royalty payments from Takeda throughout the document to clarify that these expectations are conditioned on the EMA granting authorization and has added a risk factor to this effect.

Transactions with Related Companies, page 174

2.              We note that Gri-Cel SA and TiGenix are clients of Alliance for Regenerative Medicine. Among other things, we note that the Alliance for Regenerative medicine coordinates stakeholders in the industry; promotes private funding of R&D in regenerative medicine; and provides investor outreach services to support the growth of member companies. Given Mr. Bravo’s position as a director for the Alliance for Regenerative Medicine and Gri-Cel’s investment in TiGenix, please consider whether additional information about these relationships and any services provided by the Alliance for Regenerative Medicine with respect to TiGenix and Gri-Cel is warranted. If you conclude no additional discussion is warranted, please tell us the basis for your conclusion.

The Company respectfully submits that no additional information regarding the relationship of the Company or Gri-Cel with the Alliance for Regenerative Medicine is required to be disclosed. The Alliance for Regenerative Medicine is an industry advocacy organization for companies involved in cell therapy, gene therapy and other advanced therapies. Members also include research institutions, investors and patient groups. The organization has approximately 380 members. While Mr. Bravo is actively involved with the Alliance for Regenerative Medicine as a director and member of the executive committee, most members join by paying a modest membership fee to access reports and other materials disseminated by the organization and do not actively interact through the organization. The organization is focused on advocacy and discussion of topics relevant to the field of regenerative medicine. It also organizes an annual meeting for investors in regenerative medicine. The services provided by the Alliance for Regenerative Medicine are typical of those provided by an industry advocacy organization and are funded by membership fees.

Principal Shareholders, page 175

3.              With respect to the 3% or greater shareholders, please confirm that you have identified all persons who will have Schedule 13D or Schedule 13G obligations. If any of the beneficial owners of the entities identified will have such reporting obligations, please identify them by footnote.

The Company acknowledges the staff’s comment and confirms that it has identified all persons who will have Schedule 13D or Schedule 13G obligations.

* * * *

Please do not hesitate to contact me at +44 (20) 7280-2091 with any questions or comments regarding this response letter or the revised registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon

Peter Castellon

cc:	Eduardo Bravo, TiGenix